SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13E-3
(RULE 13e-100)
Amendment No. 1

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

MINERVA SURGICAL, INC.
(Name of the Issuer)

ACCELMED PARTNERS II L.P.
ACCELMED PARTNERS II GP L.P.
ACCELMED PARTNERS II, LLC
URI GEIGER
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

60343F106
(CUSIP Number of Class of Securities)

Ugland House, South Church Street
PO Box 309
Grand Cayman KY1-1104, Cayman Islands
Attn: Uri Geiger
(305) 854-6815

with copies to:

Peter E. Devlin
Patrick Baldwin
Jeremy W. Cleveland
Jones Day
250 Vesey Street
New York, NY 10281
(212) 326-3939
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if this is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 1”), is being filed by Accelmed Partners II L.P. (“Accelmed LP”), Accelmed Partners II GP L.P., Accelmed Partners II, LLC and Uri Geiger (collectively, the “Filing Persons”). The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2023 (the “Initial Schedule 13E-3”). This Amendment No. 1 is being filed by the Filing Persons to provide an update with respect the contents of the Initial Schedule 13E-3. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Initial Schedule 13E-3.

As disclosed in the Initial Schedule 13E-3, the closing of the Private Placement was subject to the condition that the terms of the Refinancing were acceptable to Accelmed LP, in its sole and absolute discretion.  Such closing condition did not occur prior to November 1, 2023.  Accordingly the Purchase Agreement terminated in accordance with its terms.  No shares of Common Stock were purchased pursuant to the Purchase Agreement.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.

Dated: November 2, 2023

ACCELMED PARTNERS II L.P.

By Accelmed Partners II GP L.P., its general partner

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II GP L.P.

By Accelmed Partners II, LLC, its general partner

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

ACCELMED PARTNERS II, LLC

By:	/s/ Uri Geiger
Name: Uri Geiger
Title: Managing Partner

/s/ Uri Geiger
Uri Geiger, an adult individual